CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	March 31,
	2006	2005

Income before income taxes	$528	$665

Fixed charges included in income:

Interest expense	$25	$26
Interest portion of rental expense	9	9

	34	35

Interest credited to contractholders	-	1

	$34	$36

Income available for fixed charges (including interest
credited to contractholders)	$562	$701

Income available for fixed charges (excluding interest
credited to contractholders)	$562	$700

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	16.5	19.5

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	16.5	20.0